CONSENT

TO:	Fronteer Development Group Inc.

AND TO:	Ontario Securities Commission
Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
(collectively, the “Commissions”)

AND TO:	The Toronto Stock Exchange (the “TSX”)

RE:	Technical Reports

Reference is made to the technical report (the “Technical Report”) entitled “The Exploration Activities of Aurora Energy Inc. on the CMB Uranium Property, Labrador, Canada During the Period January 2006 to January 2007” dated February 19, 2007 as amended March 1, 2007, which the undersigned prepared, together with G. Giroux, for Aurora Energy Resources Inc. The undersigned hereby consents to the filing of the Technical Report with the Commissions and with the TSX, and to the written disclosure of the Technical Report and the inclusion of extracts therefrom or summaries thereof, either directly or as incorporated by reference, in the final short form prospectus of Fronteer Development Group Inc. dated March 8, 2007 (the “Prospectus”).

The undersigned further confirms that the undersigned has read the Prospectus and that it fairly and accurately represents the information in the Technical Report for which the undersigned was responsible for preparing or supervising. Further, the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the Technical Report or are within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Technical Report.

DATED this 8th day of March, 2007.

Per:  “Derek Wilton”
         Derek Wilton